Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
October 31, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL 2011 RESULTS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced financial results for the year ended July 31, 2011.

During the 2011 fiscal year, the Company continued to make progress with its development initiatives for its lead drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The following are selected highlights during the 2011 fiscal year and subsequent to year-end.

HIGHLIGHTS

DOS47/L-DOS47:

  Helix received regulatory approvals to conduct two clinical studies with its lung cancer drug candidate L-DOS47, a European Phase I/II study and U.S. Phase I study. Both studies have been designed to examine safety, tolerability and preliminary efficacy of L-DOS47. Pre-study logistical preparations are still ongoing for the Polish Phase I/II study and patient recruitment may have to be postponed from this fall to the upcoming year. Preparations are underway for the U.S.
  Phase I study, also with a view to initiating patient recruitment in the upcoming year.

  Helix announced that a U.S. patent was issued for the lung cancer-specific antibody used in its drug candidate L-DOS47. The National Research Council of Canada (“NRC”) has granted Helix the right to use this antibody in combination with Helix’s DOS47 technology under a worldwide exclusive license agreement that extends to the full term of the applicable patents.

Topical Interferon Alpha-2b:

  On October 21, 2010, Helix announced positive efficacy and safety findings from its Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.

  Helix filed an investigational new drug (“IND”) application with the U.S. FDA for its planned Phase II/III efficacy trial of Topical Interferon Alpha-2b in patients with low-grade cervical lesions. Upon review, the FDA placed the IND on “clinical hold” pending submission of further product analytical information.

  On October 12, 2011, Helix announced that it filed its “clinical hold” response with the U.S. FDA. Helix is currently awaiting the FDA’s review decision.

Financing:

  Completed several private placement financings for net proceeds of approximately $15,393,000.

  Trading commenced on the NYSE Amex stock exchange.

Other:

  Helix BioPharma retained U.S.-based Vista Partners LLC as its new investor relations representative. Vista also provides analyst coverage on Helix as part of its services.

Financial Review

For fiscal 2011, the Company recorded a loss of $11,348,000, which represents a decrease of $3,121,000 when compared to fiscal 2010. The net loss per common share for fiscal 2011 is $0.17 compared to a net loss per common share of $0.24 for fiscal 2010. The lower loss in fiscal 2011 mainly reflects lower research and development expenditures and lower foreign exchange losses which were partially offset by higher operating, general and administrative costs and stock-based compensation in addition to a gain on sale of certain international Klean-Prep® rights to Helsinn Birex Pharmaceuticals Limited. (“Helsinn”).

Total revenues in fiscal 2011 were $4,532,000 and represent an increase of $98,000 or 2.2% when compared to total revenues in fiscal 2010 of $4,434,000. Product revenue contributed to the increase in revenue in fiscal 2011 when compared to fiscal 2010 and was offset by a decrease in license fees and royalties due to an agreement to assign certain international Klean-Prep® rights to Helsinn.

Product revenue in fiscal 2011 totalled $4,406,000 and represents an increase of $481,000 or 12.3% when compared to product revenue in fiscal 2010 of $3,925,000. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the sales of Klean-Prep® and the combined product sales of Orthovisc® and Monovisc®.

License fees and royalties in fiscal 2011 totaled $126,000 and represent a decrease of $383,000 or 75.2% when compared to fiscal 2010. The Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn and as a result realized a gain on sale of the license of $1,336,000. The agreements with Helsinn are effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Cost of sales in fiscal 2011 and fiscal 2010 totalled $1,642,000 and $1,669,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2011 and fiscal 2010 were 37.3% and 42.5%, respectively. The decrease in cost of sales on a percentage basis reflects the appreciation of the Canadian dollar versus both the U.S dollar and Euro and for the first two quarters of fiscal 2011, goods sold with a cost base of zero.

Research and development expenditures in fiscal 2011 totalled $7,323,000 and represent a decrease of $3,392,000 or 31.7% when compared to fiscal 2010. For fiscal 2011, L-DOS47 expenditures totaled $5,674,000 and represent a 6.2% decrease when compared to fiscal 2010. Topical Interferon Alpha-2b expenditures totaled $3,278,000 and represent a 42.8% decrease when compared to fiscal 2010. For the fiscal 2011 L-DOS47 expenditures, the L-DOS47 research and development expenditures reflect collaborative scientific research and clinical research expenditures associated with the applications for a Phase I IND to conduct a Phase I Clinical Study in the U.S. and a Polish Phase I/II CTA filing. In the last two fiscal quarters of fiscal 2011, the Company received approval for both the U.S and Polish applications. For the fiscal 2011 Topical Interferon Alpha-2b expenditures, lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed. The Company has concentrated its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions.

Operating, general and administration expenses in fiscal 2011 totaled $4,434,000 and represent an increase of $1,258,000 or 39.6% when compared to fiscal 2010. The increase in operating, general and administrative expenditures mainly reflects higher investor relation fees and associated costs to increase the Company’s visibility and awareness in the U.S. capital markets, higher accounting and legal fees and additional stock exchange listing fees for both the Toronto and NYSE Amex stock exchanges.

Sales and marketing expenses in fiscal 2011 totaled $1,124,000 and represent a decrease of $1,000 or 0.1% when compared to fiscal 2010.

Amortization of capital assets in fiscal 2011 decreased $25,000 when compared to fiscal 2010.

Stock-based compensation expense in fiscal 2011 totalled $2,082,000 and represents an increase of $807,000 when compared to fiscal 2010. The stock-based compensation expense in fiscal 2011 relates to the ongoing amortization of compensation costs of 1,164,000 stock options granted on July 29, 2011; 893,000 stock options granted on August 17, 2010; 968,000 stock options granted on December 14, 2009 and 2,070,000 stock options granted on December 17, 2008 over their vesting period. The stock options vest 25% on the date of grant and 25% at each anniversary date thereafter.

Interest income totalled $188,000 in 2011 and $49,000 in 2010. The increase in interest income in fiscal 2011 reflects higher interest rates earned on deposits as well as increased cash balances.

The Company recorded a foreign exchange loss of $2,000 in fiscal 2011 and $564,000 in fiscal 2010. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added value added tax (“VAT”) receivable, accounts payable and accrued liabilities, which are denominated in Euros.

Income tax expenses totalled $334,000 in fiscal 2011 and $46,000 in fiscal 2010. Income taxes are mainly attributable to the Company’s operations in Ireland.

Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as economic conditions relating to the state of the capital markets generally.

At July 31, 2011, 2010 and 2009, the Company had cash and cash equivalents totalling $19,044,000, $13,125,000 and $14,494,000, respectively. The $5,919,000 increase in cash and cash equivalents in fiscal 2011 reflects financing activities of $15,431,000, investing activities of $829,000 and a use of cash in operating activities of $10,339,000, which includes a net loss for the year of ($11,348,000) with significant adjustments in operating activities related to stock-based compensation of $2,082,000; amortization of capital assets of $404,000; other receivables of $(201,000) and $(164,000) in changes to non-cash working capital.

At July 31, 2011, 2010 and 2009, the total number of common shares issued was 67,164,934, 59,975,335 and 53,175,335, respectively and the Company’s working capital was and $19,470,000, $13,387,000, and $15,296,000, respectively.

Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company will therefore continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability, the risks to its operations.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any ongoing clinical trials, and reducing related overhead, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

The Company’s consolidated fiscal 2011, 2010, and 2009 financial statements are summarized below.

Consolidated Statements of Operations					Consolidated Statements of Cash Flows (thousand $)
(thousand $, except for per share data)
		2011	2010	2009		2010	2010	2009
Revenue:					Cash provided by (used in):
Product revenue		4,406	3,925	3,244
License fees & royalties		126	509	597	Loss for the year	(11,348)	(14,469)	(14,102)
		4,532	4,434	3,841
					Items not involving cash:
					Amortization of capital assets	404	429	274
Expenses:					Amortization of intangibles	-	-	12
Cost of sales		1,642	1,669	1,516	Other receivables	(201)	(459)	-
Research and development		7,323	10,715	10,322	Deferred lease credit	(24)	(26)	123
Operating, general and admin		4,434	3,176	3,917	Stock-based compensation	2,082	1,275	1,023
Sales and marketing		1,124	1,125	969	Stock-based consideration	187	-	-
Amortization of intangibles		-	-	12	Realized Gain on sale of license	(1,336)	-	-
Amortization of capital assets		404	429	274	Loss on Capital asset disposal	59	-	-
Stock-based compensation		2,082	1,275	1,023	Realized gain on sale of investment	-	(47)	-
Interest income		(188)	(49)	(339)	Impairment of intangibles	-	-	98
Foreign exchange loss		2	564	133	Foreign exchange loss (gain)	2	564	133
Loss on capital asset disposal		59	-	-		(10,175)	(12,733)	(12,439)
Realized gain on sale of investment		-	(47)	-	Change in non-cash
Impairment of intangible assets		-	-	98	working capital	(164)	540	(718)
		16,882	18,857	17,925

Realized Gain on sale of license		1,336	-	-	Operating activities	(10,339)	(12,193)	(13,157)
		(11,014)	(14,423)	(14,084)
					Financing activities	15,431	11,947	9,659
Income taxes		334	46	18
Net loss for the year		(11,348)	(14,469)	(14,102)
					Investing activities	829	(559)	(932)

					Effect of exchange rate changes on cash and cash equivalents	(2)	(564)	(133)

					Cash and cash equivalents:
					Increase/(decrease) in the year	5,919	(1,369)	(4,563)
	Loss per share:				Beginning of the year	13,125	14,494	19,057
	Basic	(0.17)	(0.24)	(0.27)	End of the year	19,044	13,125	14,494
	Diluted	(0.17)	(0.24)	(0.27)

Consolidated Balance Sheet (thousand $)
	2011	2010
Current assets:
Cash and cash equivalents	19,044	13,125
Accounts receivable	1,906	1365
Inventory	528	780
Prepaid and other	202	398
	21,680	15,668

Non current assets	2,691	2,446
Total assets	24,371	18,114

Current liabilities:
Accounts payable	1,085	1,392
Accrued liabilities	804	821
Income tax payable	296	43
Deferred lease credit	25	25
	2,210	2,281

Non current liabilities	48	72
Total liabilities	2,258	2,353

Shareholders' equity	22,113	15,761

Total liabilities and shareholders'equity	24,371	18,114

The Company’s complete 2011 Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form on Form 20-F are being filed today with Canadian securities regulatory authorities and with the US Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov, respectively, as well as on the Company’s website at www.helixbiopharma.com. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; sufficiency of the Company’s cash reserves and expected cash flow from operations; need for additional financing; the Company’s plans to initiate clinical studies for L-DOS47; and other information in future periods. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; the risk that the Company’s expected timelines for meeting certain objectives may not be met; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; the risk that the FDA may not remove the hold on the IND application, either at all or in a timely manner; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.